Buenos Aires, April 27th, 2022

Bolsas y Mercados Argentinos S.A.

Comisión Nacional de Valores

Ref.: Relevant Event. Appointment of directors and members of the Supervisory Committee.

Dear Sirs,

I am writing to Bolsas y Mercados Argentinos S.A. and the National Securities Commission (‘Comisión Nacional de Valores’) in my capacity as Head of Market Relations of Pampa Energía SA (‘Pampa’ or the ‘Company’) to inform that, on the date hereof, the Company’s Shareholders Meetings appointed: (i) Messrs. Carlos Correa Urquiza, Darío Epstein, Santiago Fraschina and Carolina Zang as regular directors until December 31, 2024; (ii) Messrs. Diego Martín Salaverri, Mariana de la Fuente, Clarisa Lifsic, Paula Eugenia Platini and Lorena Rappaport ad alternate directors until December 31, 2024; (iii) Mrs. Clarisa Vittone and Diana Mondino as alternate directors until December 31, 2023; and (iv) Mrs.. Elena Sozzani as regular member of the Supervisory Committee and Mrs. Noemí Cohn as alternate member of the Supervisory Committee.

We also inform that (i) Messrs. Correa Urquiza, Epstein, Fraschina, Zang, Lifsic, Platini, Rappaport, Vittone and Mondino are independent directors; (ii) Messrs. Salaverri and de la Fuente are not independent directors. In consequence, 50% of the Board of Directors is formed by independent directors and the same percentage corresponds to female directors, achieving full gender equality.

Sincerely,

María Agustina Montes

Head of Market Relations